Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 00511

CONNECTED TRANSACTIONS

Sharp-Roxy, through its advertising agents Hakuhodo and Mindshare (each an independent third party and not connected with the Company), purchased advertising airtime and sponsorship packages from the Company on the Company's television channels and the internet website in Hong Kong, subject to the terms and conditions of the Rate Cards published by the Company, during the period from 1 August 2007 to 31 July 2008.

Sharp-Roxy is a connected person of the Company. Accordingly, the Transactions constitute connected transactions of the Company under the Listing Rule 14A.13(1) which are subject to the reporting and announcement requirements set out in Listing Rules 14A.45 to 14A.47.

THE TRANSACTIONS

Sharp-Roxy (Hong Kong) Limited ("Sharp-Roxy"), through its agents namely Hakuhodo Hong Kong Limited ("Hakuhodo") and Mindshare Hong Kong Limited ("Mindshare") (each of which and their ultimate beneficial owners are third parties independent of and not connected with the Television Broadcasts Limited (the "Company") and its directors, chief executive and substantial shareholders of the Company and its subsidiaries and their respective associates), purchased advertising airtime and sponsorship packages from the Company on the Company's free and pay television channels and the internet website tvb.com in Hong Kong for promotion of Sharp's products during the last 12-month period prior to the latest transaction on or about 23 July 2008 with details as follows:-

Dates	Duration of Advertisement / Sponsorship	Approximate Net Receipt HK$
In or about November 2007	November and December 2007	3,743,000
In or about December 2007 and January 2008	January and February 2008	1,965,000
In or about July 2008	July 2008	3,034,000
		8,742,000

The aggregate value of the advertising airtime and sponsorship packages sold to Sharp-Roxy and received by the Company under the above transactions ("Transactions") amounted to approximately HK$8,742,000 net after deduction of agency commission at the rate of 15% to be retained by the agents, volume rebates as set out in the rate cards ("Rate Cards") published by the Company from time to time and discounts at percentages between 45% and 60% which are within the normal range of discount for regular airtime advertisers.

The aggregate value of the Transactions has exceeded the de minimis threshold and the Transactions are therefore subject to the reporting and announcement requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

The consideration of the Transactions is based on the quantity of advertising airtime and sponsorship purchased by Sharp-Roxy and is charged according to the pricing structure in the Rate Cards. Payments are due by Hakuhodo or Mindshare as the case may be to the Company within 40 days after the date of invoices issued by the Company. The Company issues invoices on a monthly basis in respect of transactions made during the preceding month.

The Transactions were entered into subject to the terms and conditions as set out in the Rate Cards which contain the pricing structure for the sale of advertising airtime and sponsorship and the general terms and conditions of sale.

All payments due have been paid by the respective agents of Sharp-Roxy.

Due to an inadvertent oversight by the Company, it did not discover that the aggregate value of the transactions up to February 2008 amounted to approximately HK$5,708,000 had exceeded the de minimis threshold which were subject to the reporting and announcement requirements under the Listing Rules in around February 2008, until the recent transactions made in July 2008.

REASONS FOR THE TRANSACTIONS

The Company sells advertising airtime and sponsorship in its ordinary course of business on its four terrestrial free television channels, namely Jade, Pearl, HD Jade and J2, and eight pay television channels carried by an associate of the Company, TVB Pay Vision Limited as well as advertising space on its website. Income from sale of advertising airtime and sponsorship forms the major part of the Company's turnover. By selling advertising airtime and sponsorship to Sharp-Roxy, the Company is able to generate more income from its operation and business.

The directors of the Company, including the independent non-executive directors, consider that the Transactions were entered into in the ordinary and usual course of business of the Company and on normal commercial terms which are fair and reasonable and in the interests of the shareholders.

PRINCIPAL ACTIVITIES OF THE COMPANY, SHARP-ROXY AND AGENTS

The Company is principally engaged in television broadcasting, programme productions and other broadcasting related activities. Sharp-Roxy is in the business of distribution and sale of electrical products in Hong Kong. Hakuhodo and Mindshare both operate advertising agency business in Hong Kong.

DETAILS OF THE CONNECTED RELATIONSHIP

Sharp-Roxy is a private company which is an associate of a director of the Company, Dr. Li Dak Sum. Dr. Li Dak Sum and/or his family interests taken together are directly or indirectly in control of 30% or more of the voting power, or in control of the composition of a majority of the board of Sharp-Roxy. Sharp-Roxy is accordingly a connected person (as defined in Listing Rules) of the Company, and the Transactions constitute connected transactions under Rule 14A.13(1) of the Listing Rules.

IMPLICATIONS UNDER THE LISTING RULES

The aggregate value of the Transactions is less than 2.5% of each of the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules). Therefore, the Transactions are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirements under Rule 14A.32 of the Listing Rules. Details of the Transactions will be included in the next published annual report of the Company.

By Order of the Board
Adrian MAK Yau Kee
Company Secretary

Hong Kong, 18 August 2008

As at the date of this announcement, the Board comprises:

Executive Directors:
Sir Run Run SHAW, *G.B.M.* (Executive Chairman)
Dr. Norman LEUNG Nai Pang, *G.B.S., LL.D., J.P.* (Executive Deputy Chairman)
Mona FONG (Deputy Chairperson and Acting Managing Director)

Non-executive Directors:
Dr. CHOW Yei Ching, *G.B.S.*
Christina LEE LOOK Ngan Kwan
Kevin LO Chung Ping

Independent Non-executive Directors:
Edward CHENG Wai Sun, *S.B.S., J.P.*
Chien LEE
Dr. LI Dak Sum, *DSSc. (Hon.), J.P.*
Gordon SIU Kwing Chue, *G.B.S., J.P.*

Alternate Director:
Anthony LEE Hsien Pin (Alternate Director to Christina LEE LOOK Ngan Kwan)

END